FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month ended June 30, 2005
Commission File Number 000-30678
GLOBAL SOURCES LTD.
(Translation of Registrant’s Name into English)
Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Exhibit 1	Year 2005 / 2nd Quarter Results of Operations of GLOBAL SOURCES LTD.

Exhibit 2	Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at June 30, 2005.

Signatures
Ex-1 Year 2005/2nd Quarter Results of Operations of GLOBAL SOURCES LTD.
Ex-2 Unaudited Selected Consolidated Financial Of GLOBAL SOURCES LTD. at June 30, 2005.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.
(Registrant)

By:	/s/ Eddie Heng Teng Hua

Name: Eddie Heng Teng Hua
Title: Director and Chief Financial Officer
Date: August 11, 2005